FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 09, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

August 9, 2022

NATWEST GROUP PLC AND NATWEST MARKETS N.V. - RESULTS OF SEPARATE CASH TENDER OFFERS FOR CERTAIN OF THEIR RESPECTIVE OUTSTANDING NOTES

NatWest Group plc ("NatWest Group") and NatWest Markets N.V. ("NWM N.V.") (each an "Offeror" and, together, the "Offerors") are each today announcing the results of their previously announced separate cash tender offers (with respect to the tender offers launched by NatWest Group, the "NatWest Group Offer", and with respect to the tender offers launched by NWM N.V., the "NWM N.V. Offer", each an "Offer") in respect of any and all of certain series of their respective U.S. dollar denominated notes set out in the table below (collectively, the "Notes").

The NatWest Group Offer was made on the terms and subject to the conditions set out in NatWest Group's offer to purchase dated August 1, 2022 and the related Notice of Guaranteed Delivery (the "NatWest Group Offer to Purchase"). The NWM N.V. Offer was made on the terms and subject to the conditions set out in NWM N.V.'s offer to purchase dated August 1, 2022 and the related Notice of Guaranteed Delivery (the "NWM N.V. Offer to Purchase" and, together with the NatWest Group Offer to Purchase, the "Offers to Purchase"). Capitalized terms with respect to the NatWest Group Offer not otherwise defined in this announcement have the same meaning as in the NatWest Group Offer to Purchase. Capitalized terms with respect to the NWM N.V. Offer not otherwise defined in this announcement have the same meaning as in the NWM N.V. Offer to Purchase.

Results for the NatWest Group Offer

With respect to the NatWest Group Offer, the Tender Agent informed NatWest Group that $3,395,689,000 in aggregate principal amount of its Notes were validly tendered and not validly withdrawn by 5:00 p.m., New York City time, on August 8, 2022 (the "Expiration Deadline"), as more fully set forth in the table below. NatWest Group has accepted all Notes that were validly tendered and not validly withdrawn prior to the Expiration Deadline. In addition, $6,098,000 in aggregate principal amount of the Notes were tendered in the NatWest Group Offer using the Guaranteed Delivery Procedures.

With respect to the NatWest Group Offer, the table below sets forth, among other things, the principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Expiration Deadline:

Title of Security	Issuer(1)	ISIN/CUSIP	Principal Amount Outstanding	Aggregate Principal Amount Tendered Excluding Notes Tendered Using Guaranteed Delivery Procedures	Aggregate Principal Amount Tendered Using Guaranteed Delivery Procedures	Purchase Price(2)
6.125% Subordinated Tier 2 Notes due 2022	The Royal Bank of Scotland Group plc (1)	US780099CE50 / 780099CE5	$1,303,830,000	$402,115,000	$0	$1,010.05
6.100% Subordinated Tier 2 Notes due 2023	The Royal Bank of Scotland Group plc (1)	US780097AY76 / 780097AY7	$465,426,000	$312,800,000	$53,000	$1,015.73
6.000% Subordinated Tier 2 Notes due 2023	The Royal Bank of Scotland Group plc(1)	US780097AZ42 / 780097AZ4	$1,396,278,000	$736,763,000	$0	$1,019.74
5.125% Subordinated Tier 2 Notes due 2024	The Royal Bank of Scotland Group plc(1)	US780099CH81 / 780099CH8	$1,241,175,000	$364,867,000	$200,000	$1,007.51
3.875%Senior Notes due 2023	The Royal Bank of Scotland Group plc(1)	US780097BD21 / 780097BD2	$2,650,000,000	$1,579,144,000	$5,845,000	$998.85

(1)    Currently NatWest Group plc.

(2)    Per $1,000 principal amount of the Notes validly tendered and accepted for purchase.

Results for the NWM N.V. Offer

With respect to the NWM N.V. Offer, the Tender Agent informed NWM N.V. that $163,431,000 in aggregate principal amount of its Notes were validly tendered and not validly withdrawn by the Expiration Deadline, as more fully set forth in the table below. NWM N.V. has accepted all Notes that were validly tendered and not validly withdrawn prior to the Expiration Deadline. No Notes were tendered in the NWM N.V. Offer using the Guaranteed Delivery Procedures.

With respect to the NWM N.V. Offer, the table below sets forth, among other things, the principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Expiration Deadline:

Title of Security	Issuer(1)	ISIN/CUSIP	Principal Amount Outstanding	Aggregate Principal Amount Tendered	Purchase Price(2)
7.750% Subordinated Deposit Notes, Series B, due 2023	NatWest Markets N.V.(1)	US00077TAA25 / 00077TAA2	$135,566,000	$35,044,000	$1,028.32
7.125% Subordinated Deposit Notes, Series B, due 2093	NatWest Markets N.V.(1)	US00077TAB08 / 00077TAB0	$150,000,000	$128,387,000	$1,647.06

(1)    NatWest Markets N.V. (formerly known as ABN AMRO Bank N.V., of which ABN AMRO Bank N.V., New York Branch, was a part).

(2)    Per $1,000 principal amount of the Notes validly tendered and accepted for purchase.

The Settlement Date for each Offer is expected to be August 10, 2022 and the Guaranteed Delivery Settlement Date for each Offer is expected to be August 11, 2022. For the avoidance of doubt, Holders whose Notes are tendered and purchased in either Offer pursuant to the Guaranteed Delivery Procedures will not receive payment in respect of any interest or any distribution, as the case may be, for the period from and including the relevant Settlement Date to the relevant Guaranteed Delivery Settlement Date.

FURTHER INFORMATION

Kroll Issuer Services Limited acted as tender agent with respect to each Offer. NatWest Markets Securities Inc., an affiliate of the Offeror, acted as Global Arranger and Lead Dealer Manager with respect to each Offer. Merrill Lynch International, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC (together with NatWest Markets Securities Inc.) acted as Dealer Managers with respect to the NatWest Group Offer. BofA Securities Europe SA, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC (together with NatWest Markets Securities Inc.) acted as Dealer Managers with respect to the NWM N.V. Offer.

Questions regarding the NatWest Group Offer should be directed to NatWest Markets Securities Inc. at +44 20 7678 5222, +1 203 897 6166 (U.S.) or +1 866 884 2071 (U.S. Toll Free), Merrill Lynch International at +44 20 7996 5420 (London), +1 888 292 0070 (U.S. Toll Free) or +1 980 387 3907 (U.S.), Morgan Stanley & Co. LLC at +44 20 7677 5040 (Europe), +1 800 624 1808 (U.S. Toll Free) or +1 212 761 1057 (U.S.) and Wells Fargo Securities, LLC at +44 203 942 9680 (Europe), +1 866 309 6316  (U.S. Toll Free) or +1 704 410 4756 (U.S.).

Questions regarding the NWM N.V. Offer should be directed to NatWest Markets Securities Inc. at +44 20 7678 5222, +1 203 897 6166 (U.S.) or +1 866 884 2071 (U.S. Toll Free), BofA Securities Europe SA at +33 1 877 01057 (Europe), +1 888 292 0070 (U.S. Toll Free) or +1 980 387 3907 (U.S.), Morgan Stanley & Co. LLC at +44 20 7677 5040 (Europe), +1 800 624 1808 (U.S. Toll Free) or +1 212 761 1057 (U.S.) and Wells Fargo Securities, LLC at +44 203 942 9680 (Europe), +1 866 309 6316  (U.S. Toll Free) or +1 704 410 4756 (U.S.).

FORWARD-LOOKING STATEMENTS

From time to time, the Offerors may make statements, both written and oral, regarding our assumptions, projections, expectations, intentions or beliefs about future events.  These statements constitute "forward-looking statements". The Offerors caution that these statements may and often do vary materially from actual results. Accordingly, the Offerors cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the sections entitled "Risk Factors" in the relevant Offer to Purchase, in the Annual Report and H1 2022 Interim Report of the relevant Offeror which is incorporated by reference therein and "Forward-Looking Statements" in the Annual Report and H1 2022 Interim Report of the relevant Offeror, which is incorporated by reference in the relevant Offer to Purchase.

Any forward-looking statements made herein or in the documents incorporated by reference herein speak only as of the date they are made. Except as required by the U.K. Financial Conduct Authority (the "FCA") or the Dutch Authority for the Financial Markets (the "AFM"), as applicable, any applicable stock exchange or any applicable law, the Offerors expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in the relevant Offer to Purchase or the documents incorporated by reference herein to reflect any changes in expectations with regard thereto or any new information or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, (i) with respect to NatWest Group consult any additional disclosures that NatWest Group has made or may make in documents that NatWest Group has filed or may file with the U.S. Securities and Exchange Commission and (ii) with respect to NWM N.V. consult any additional disclosures that NWM N.V. has made or may make in documents that NWM N.V. has filed or may file with the AFM.

Legal Entity Identifiers
NatWest Group plc	2138005O9XJIJN4JPN90
NatWest Markets N.V.	X3CZP3CK64YBHON1LE12

Date: 09 August 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary